Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2018

Shenzhen, China, May 15, 2018 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading cloud-based acceleration technology company in China, today announced its unaudited financial results for the first quarter ended March 31, 2018.

First Quarter 2018 Financial Highlights:

•	Total revenues were US$78.8 million, representing an increase of 117.9% from the corresponding period of last year and a decrease of 4.4% from the previous quarter.

•	Cloud computing and other internet value-added services (“Cloud computing and IVAS”) revenues were US$48.1 million, representing an increase of 316.4% from the corresponding period of last year and a decrease of 7.3% from the previous quarter. Cloud computing revenues grew by 395.3% and 9.4% on a year-over-year basis and sequential basis, respectively. Cloud computing and IVAS mainly consist of cloud computing business and live streaming business.

•	Subscription revenues were US$23.4 million, representing an increase of 12.3% from the corresponding period of last year and an increase of 3.0% from the previous quarter.

•	Online advertising revenues (consisting primarily of revenues from mobile advertising) were US$7.3 million, representing an increase of 92.2% from the corresponding period of last year and a decrease of 6.8% from the previous quarter.

Recent Developments:

•	Extended cloud services from CDN domain to IaaS domain through our new cloud platform StellarCloud and the services can be exchanged for with the LinkToken;

•	Launched a high-performance blockchain infrastructure ThunderChain capable of conducting millions of transactions per second (TPS);

•	Started co-operation with third-party partners to develop ThunderChain applications; and

•	Received a new national CDN license that allows us to offer CDN solutions from selected cities to mainland China.

Mr. Lei Chen, Chief Executive Officer of Xunlei, stated: “We are very pleased to report that we recorded a net income of US$8.0 million for the first quarter of 2018 following a profitable previous quarter. We achieved solid performance in the first quarter despite the seasonality impact as a result of the Chinese New Year holidays. Going forward, we will continue to invest in shared computing technology and expand our service portfolio. We are also very excited about the prospects of building a Xunlei blockchain ecosystem. And finally, we will expand into overseas markets to seek new growth opportunities. I look forward to reporting to you our progress in the coming days.”

First Quarter 2018 Financial Results

Total Revenues1

Total revenues were US$78.8 million, representing an increase of 117.9% on a year-over-year basis, and a decrease of 4.4% on a sequential basis. The increase in total revenues on a year-over-year basis was mainly attributable to the growth of our cloud computing, live streaming and mobile advertising businesses. The slight decrease in total revenues on a sequential basis was mainly due to a technology solution service income generated from a previous service cooperation between Xiaomi and us in an amount of US$5.8 million. If such US$5.8 million service income had not been recognized in the fourth quarter of 2017, the total revenues in the first quarter of 2018 would have increased 2.8% sequentially.

Cloud computing and IVAS: Revenues from cloud computing and IVAS were US$48.1 million, representing an increase of 316.4% on a year-over-year basis and a decrease of 7.3% on a sequential basis. Cloud computing revenues grew by 395.3% and 9.4% on a year-over-year basis and sequentially, respectively.

Subscription: Revenues from subscriptions were US$23.4 million, representing an increase of 12.3% on a year-over-year basis and an increase of 3.0% on a sequential basis. The year-over-year increase in subscription revenue was primarily attributable to increase in average revenue per subscriber. The average revenue per subscriber for the first quarter of 2018 was RMB 38.8, representing an increase from RMB 34.4 as of December 31, 2017 and RMB 35.1 as of March 31, 2017, respectively. The number of subscribers was 3.81 million as of March 31, 2018, representing a decrease from 4.25 million as of December 31, 2017 and 4.08 million as of March 31, 2017, respectively.

Online advertising (primarily mobile advertising): Revenues from online advertising were US$7.3 million, representing an increase of 92.2% on a year-over-year basis and a decrease of 6.8% on a sequential basis. Mobile advertising revenue increased by 95.4% on a year-over-year basis.

Costs of Revenues

Costs of revenues were US$40.5 million, representing 51.5% of our total revenues.

Bandwidth costs: Bandwidth costs were US$16.5 million, representing 20.9% of our total revenues, compared with US$14.7 million or 17.9% of the total revenues in the previous quarter. The remaining costs of the revenues mainly consisted of the manufacturing costs for our OneThing Cloud smart device and the revenue-sharing costs for our live streaming product.

Gross Profit and Gross Margin

Gross profit for the first quarter was US$37.7 million, a decrease of 5.2% compared with the previous quarter. Gross margin was 47.8% in the first quarter of 2018, compared with 48.2% in the previous quarter.

Research and Development Expenses

Research and development expenses for the first quarter of 2018 were US$16.5 million, representing 20.9% of our total revenues, compared with US$20.6 million or 24.9% of our total revenues in the previous quarter. The decrease on a sequential basis was mainly due to the staff performance incentive for the year 2017 accrued in the previous quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the first quarter of 2018 were US$6.8 million, representing 8.6% of our total revenues, compared with US$7.5 million or 9.1% of our total revenues in the previous quarter.

General and Administrative Expenses

General and administrative expenses for the first quarter were US$7.0 million, representing 8.9% of our total revenues, compared with US$7.7 million or 9.4% of our total revenues in the previous quarter.

1 Due to the strategic shift of our operations, we entered into agreement to sell our web game business in December 2017. According to applicable accounting standards, assets and liabilities related to web game business, including comparatives, are reclassified as assets/liabilities held for sale, while the result related to web game business, including comparatives, are reported as discontinued operations. Figures presented in this earning release are related to continuing operations only and exclude results from web game business unless indicated otherwise. We believe the disposal can allow us to better manage our internal resources, including internal traffic referral and corporate allocation, and focus on the Company’s current strategy. The disposal was completed in January, 2018.

Operating Income/(Loss)

Operating income was US$7.4 million, compared with operating income of US$3.9 million in the previous quarter.

Net Income/(Loss) and Earning/(Loss) Per Share

Net income from continuing operations was US$6.7 million in the first quarter of 2018, compared with US$3.0 million in the previous quarter. Non-GAAP net income from continuing operations was US$7.9 million in the first quarter of 2018, compared with US$4.8 million in the previous quarter.

Diluted earnings per ADS from continuing operations in the first quarter of 2018 was US$0.10 as compared with a loss of US$0.14 in the same period last year and an income of US$0.05 in the fourth quarter of 2017.

Cash Balance and Short-Term Investments

As of March 31, 2018, the Company had cash, cash equivalents and short-term investments of US$355.6 million, compared with US$372.4 million as of December 31, 2017.

Guidance for Second Quarter 2018

For the second quarter of 2018, Xunlei estimates total revenues to be between US$56 million and US$62 million, and the midpoint of the range represents a year-over-year increase of approximately 53.2%. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and any change could be material.

Conference Call Details

Xunlei's management will host a conference call at 8:00 a.m. U.S. Eastern Time on May 15, 2018 (8:00 p.m. Beijing/Hong Kong Time), to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	400-120-0654
Hong Kong:	852-3018-6776
United States:	1-855-500-8701
International:	65 6713-5440
Passcode:	1749718

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	400-602-2065
Hong Kong:	800-963-117
United States:	1-855-452-5696
International:	61-2-9003-4211
Replay Passcode:	1749718
Replay End Date:	May 23, 2018

About Xunlei

Xunlei Limited ("Xunlei") is a leading cloud-based acceleration technology company in China. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services to meet a fuller spectrum of its users' digital media content access and consumption needs.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented

XUNLEI LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	March 31,	December 31,
	2018	2017
	US$	US$
Assets

Current assets:
Cash and cash equivalents	200,164	233,479
Short-term investments	155,461	138,915
Accounts receivable, net	36,386	40,632
Inventories	5,204	3,879
Due from related parties	694	6,986
Prepayments and other current assets	7,008	6,866
Held-for-sale assets	-	26
Total current assets	404,917	430,783

Non-current assets:
Long-term investments	43,800	42,741
Deferred tax assets	5,293	6,072
Property and equipment, net	24,429	24,685
Intangible assets, net	5,446	5,511
Goodwill	22,612	21,760
Other long-term prepayments and receivables	2,237	1,885
Total assets	508,734	533,437

Liabilities
Current liabilities:
Accounts payable	34,198	49,819
Due to a related party	6	10
Deferred revenue and income, current portion	29,652	28,046
Income tax payable	3,351	3,128
Accrued liabilities and other payables	35,137	59,871
Held-for-sale liabilities	-	822
Total current liabilities	102,344	141,696

Non-current liabilities:
Deferred revenue and income	2,992	3,242
Due to related parties, non-current portion	4,787	4,737
Other long-term payable	934	925
Total liabilities	111,057	150,600

Equity
Common shares (USD0.00025 par value, 1,000,000,000 shares authorized, 368,877,209 shares issued and 333,643,560 shares outstanding as at December 31, 2017; 368,877,209 issued and334,430,280 shares outstanding as at March31, 2018)	83	83
Additional paid-in-capital	462,545	461,330
Accumulated other comprehensive loss	(1,313)	(7,031)
Statutory reserves	5,132	5,132
Treasury shares (35,233,649 shares and 34,446,929shares as at December 31,2017 and March 31, 2018, respectively)	9	9
Accumulated deficits	(66,495)	(74,526)
Total Xunlei Limited's shareholders' equity	399,961	384,997
Non-controlling interests	(2,284)	(2,160)
Total liabilities and shareholders' equity	508,734	533,437

XUNLEI LIMITED
Unaudited Condensed Consolidated Statements of Income
(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Mar 31,	Mar 31,	Dec 31,
	2018	2017	2017
	US$	US$	US$
Revenues, net of rebates and discounts	78,768	36,155	82,416
Business taxes and surcharges	(564)	(140)	(702)
Net revenues	78,204	36,015	81,714
Cost of revenues	(40,541)	(23,217)	(41,983)
Gross profit	37,663	12,798	39,731

Operating expenses
Research and development expenses	(16,451)	(16,230)	(20,558)
Sales and marketing expenses	(6,781)	(2,563)	(7,486)
General and administrative expenses	(7,009)	(7,317)	(7,744)
Total operating expenses	(30,241)	(26,110)	(35,788)

Operating income/(loss)	7,422	(13,312)	3,943
Interest income	553	624	460
Interest expense	(60)	(60)	(60)
Other income/(loss), net	(261)	3,331	833
Share of loss from equity investee	(14)	(93)	(1,567)
Loss from continuing operations before income taxes	7,640	(9,510)	3,609
Income tax (expenses)/benefits	(910)	173	(560)
Net income/(loss) from continuing operations	6,730	(9,337)	3,049

Discontinued operations
Income from discontinued operations before income taxes	139	3,085	1,279
Gain on disposal	1,394	-	-
Income tax expense	(230)	(463)	(192)
Net income from discontinued operations	1,303	2,622	1,087

Net income/(loss)	8,033	(6,715)	4,136
Less: net profit/(loss) attributable to non-controlling interest	2	5	(4)
Net income/(loss) attributable to common shareholders	8,031	(6,720)	4,140

	Three months ended
	Mar 31,	Mar 31,	Dec 31,
	2018	2017	2017
	US$	US$	US$
Earnings/(loss) per share for common shares, basic
Continuing operations	0.0202	(0.0282)	0.0092
Discontinued operations	0.0039	0.0079	0.0033
Total earnings/(loss) per share for common shares, basic	0.0241	(0.0203)	0.0125

Earnings/(loss) per share for common shares, diluted
Continuing operations	0.0198	(0.0282)	0.0090
Discontinued operations	0.0038	0.0079	0.0032
Total earnings/(loss) per share for common shares, diluted	0.0236	(0.0203)	0.0122

Earnings/(loss) per ADS, basic
Continuing operations	0.1010	(0.1410)	0.0460
Discontinued operations	0.0195	0.0395	0.0163
Total earnings/(loss) per ADS, basic	0.1205	(0.1015)	0.0623

Earnings/(loss) per ADS, diluted
Continuing operations	0.0990	(0.1410)	0.0450
Discontinued operations	0.0192	0.0395	0.0161
Total earnings/(loss) per ADS, diluted	0.1182	(0.1015)	0.0611

Weighted average number of common shares used in calculating continuing operations:
Basic	333,660,495	330,565,587	332,986,916
Diluted	340,311,476	330,565,587	338,685,290

Weighted average number of ADSs used in calculating continuing operations :
Basic	66,732,099	66,113,117	66,597,383
Diluted	68,062,295	66,113,117	67,737,058

XUNLEI LIMITED
Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)
(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Mar 31,	Mar 31,	Dec 31,
	2018	2017	2017
	US$	US$	US$
GAAP operating income/(loss)	7,422	(13,312)	3,943
Share-based compensation expenses	1,215	2,323	1,718
Non-GAAP operating income/(loss)	8,637	(10,989)	5,661

GAAP net income/(loss) from continuing operations	6,730	(9,337)	3,049
Share-based compensation expenses	1,215	2,323	1,718
Non-GAAP net income/(loss) from continuing operations	7,945	(7,014)	4,767

GAAP earnings/(loss) per share for common shares attributable to continuing operations:
Basic	0.0202	(0.0282)	0.0092
Diluted	0.0198	(0.0282)	0.0090

GAAP earnings/(loss) per ADS attributable to continuing operations:
Basic	0.1010	(0.1410)	0.0460
Diluted	0.0990	(0.1410)	0.0450

Non-GAAP earnings/(loss) per share for common shares attributable to continuing operations:
Basic	0.0238	(0.0212)	0.0143
Diluted	0.0233	(0.0212)	0.0141

Non-GAAP earnings/(loss) per ADS attributable to continuing operations:
Basic	0.1190	(0.1060)	0.0715
Diluted	0.1165	(0.1060)	0.0705

Weighted average number of common shares used in calculating:
Basic	333,660,495	330,565,587	332,986,916
Diluted	340,311,476	330,565,587	338,685,290

Weighted average number of ADSs used in calculating:
Basic	66,732,099	66,113,117	66,597,383
Diluted	68,062,295	66,113,117	67,737,058

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 86338443

Website: http://ir.xunlei.com